June 5, 2025

Shaun Passley
Chief Executive Officer
Ameritek Ventures, Inc.
401 Ryland Street, Suite #200A
Reno, NV 89502

       Re: Ameritek Ventures, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed April 8, 2025
           File No. 000-54739
Dear Shaun Passley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing